Pragma LLC
(A Limited Liability Company)

Report on Statement of Financial Condition
and Report of Independent Registered
Public Accounting Firm

December 31, 2022

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SEC FILE NUMBER
8-67016

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/22 (MM/DD/YY) AND ENDING 12/31/22 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: Pragma LLC

TYPE OF REGISTRANT (check all applicable boxes):

☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant

☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

1370 Broadway, 10th Floor
(No. and Street)

New York	New York	10018
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Salvatore Giardina	917-484-8307	sgiardia@pragmatrading.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

CohnReznick LLP
(Name – if individual, state last, first, and middle name)

1301 Avenue of the Americas, 7th Floor	New York	New York	10019
(Address)	(City)	(State)	(Zip Code)

10/14/2003	596
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Salvatore Giardina, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Pragma LLC, as of December 31, 2022, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature: [signature]

Title: Chief Financial Officer

2/27/2023

[signature] 2/27/23

Notary Public

AMUL SANT
Notary Public
State of New Jersey
My Commission Expires Jan. 28, 2024
I.D.# 2442470

This filing contains (check all applicable boxes):**

- ☒ (a) Statement of financial condition.
- ☒ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☒ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☒ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ______

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

PRAGMA LLC

Index

Facing Page

CohnReznick
ADVISORY • ASSURANCE • TAX

Report of Independent Registered Public Accounting Firm

To the Board of Managers and Member
Pragma LLC

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Pragma LLC, a limited liability company (the "Company"), and a wholly-owned subsidiary of Pragma Weeden Holdings LLC as of December 31, 2022, and the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2022, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud.

Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

CohnReznick LLP

We have served as the Company's auditor since 2009.

New York, New York
February 27, 2023

PRAGMA LLC
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2022

ASSETS

Cash and cash equivalents	$ 5,411,176
Due from customers	2,322,286
Due from affiliates	1,255,896
Fixed assets, net	597,589
Capitalized software, net	7,815,684
Restricted cash	197,854
Prepaid expenses and other assets	547,385
Right-of-use assets	1,693,584
Total	$ 19,841,454

LIABILITIES AND MEMBER'S EQUITY

Liabilities:	
Accrued compensation	$ 2,535,279
Due to Parent and affiliate	195,547
Accrued expenses and other liabilities	600,572
Lease liabilities	2,115,560
Total	5,446,958
Commitments	
Member's equity	14,394,496
Total	$ 19,841,454

See Notes to Statement of Financial Condition.

NOTES TO STATEMENT OF FINANCIAL CONDITION

Note 1 - Organization and nature of business:

Pragma LLC (the "Company"), a New York limited liability company, is a broker-dealer in securities registered with the Securities and Exchange Commission (the "SEC") and a member of Financial Industry Regulatory Authority, Inc. and Securities Investors Protection Corporation.

The Company is a wholly-owned subsidiary of Pragma Weeden Holdings LLC ("PWH" or the "Parent"). PWH also has another wholly-owned subsidiary, Pragma Financial Systems LLC ("PFS"), a software technology service company. The majority owners of the Parent are Weeden Investors, L.P. ("WILP") and Pragma Group Investors LLC ("PGI").

The Company provides algorithmic trading services relating to equity securities, foreign exchange and other asset classes in exchange for commissions and fees to institutional clients, other broker-dealers, and banks.

Note 2 - Significant accounting policies:

Cash and cash equivalents:

Financial instruments which potentially subject the Company to concentrations of credit risk consist primarily of cash and cash equivalents. The Company considers all highly liquid debt instruments with a maturity of three months or less when purchased to be cash equivalents. The Company maintains its cash and cash equivalents with high-credit quality financial institutions. Such amounts generally exceed federally insured limits.

Fixed assets:

Fixed assets are stated at cost, less accumulated depreciation and amortization. Depreciation of computer equipment, furniture, fixtures, equipment and purchased computer software is provided on the straight-line method over the estimated useful lives of the related assets, which are approximately three to five years. Leasehold improvements are amortized on a straight-line basis over the lease term. Maintenance and repairs are charged to expense as incurred and improvements that extend asset lives are capitalized.

Capitalized software:

Substantially all of the Company's computer software is for internal use, as defined. The Company accounts for costs incurred in connection with the development of software in accordance with guidance on accounting for the costs of computer software developed for internal use, as prescribed by accounting principles generally accepted in the United States of America ("GAAP").

Note 2 - Significant accounting policies (continued):

Capitalized software (concluded):

The Company capitalizes compensation costs incurred during the application development stage of internally-developed software or incurred in order to modify such software solely to meet the Company's internal needs ("Internal Use Software"). The costs of upgrades and enhancements to the Company's software are also capitalized if it is probable that those expenditures will result in additional functionality. Related research and development costs are charged to expense as incurred. In addition, during the software's development or modification, no substantive plan exists or is in the process of being developed to market the software externally.

Capitalized software is amortized on a straight-line basis over its estimated useful life of seven years.

Capitalized software costs are reviewed for potential impairment whenever events or circumstances indicate that their carrying amounts may not be recoverable. During the year ended December 31, 2022, the Company's management determined that no impairment adjustment related to these capitalized costs was necessary.

Leases:

The Company recognizes rent expense for operating leases on a straight-line basis (including the effect of reduced or free rent and other lease incentives such as construction cost reimbursements, and contractually obligated rent escalations) over the lease terms. The difference between cash paid to or received from the landlords and the amount recognized as rent expense on a straight-line basis is included in Lease liabilities in the statement of financial condition.

The Company records its operating leases in accordance with Accounting Standards Update ("ASU") 2016-02 for its financial statements and recorded right-of-use assets and lease liabilities. The Right-of-use assets in the statement of financial condition represents the Company's right, as a lessee, to use an asset over the life of a lease.

The Company records the right-of-use asset based on the initial amount of the lease liability, plus any lease payments made to the lessor before the lease commencement date, plus any initial direct costs incurred, less any lease incentives received. The amortization period for the right-of-use asset is from the lease commencement date to the earlier of the end of the lease term or the end of the useful life of the asset.

Use of estimates:

The preparation of these financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the statement of financial condition. Actual results could differ from those estimates.

Note 2 - Significant accounting policies (continued):
    Revenue recognition:

Commission revenue, which is earned primarily in equities and foreign exchange ("FX") asset classes through customer use of the Company's algorithmic trading services, is recorded on a trade date basis. Commissions are primarily based on usage, for equities using the number of shares traded and for FX using the U.S. principal value traded, and are calculated based on volume levels and, in some cases, subject to minimum commission requirements and/or license fees.

The Company also charges an Installation and Integration Fee ("Onboarding Services") to new clients. This is an optional service provided to new clients to accommodate their specialized needs, including, but not limited to integration of clients' operating systems, setting up private hosting environments, adding new functionality, customizing algorithms, and reviewing and testing FIX specifications. The fees are primarily based on the estimated employees' time to perform such services. Onboarding Services are optional and specifically identifiable. In accordance with Accounting Standards Codification ("ASC") 606, the Company recognizes such revenues at a point in time when the services have been completed and accepted by the customer. At December 31, 2022, there are no outstanding receivables related to installation and integration fee.

ASC Topic 326, Financial Instruments – Credit Losses ("ASC 326"), impacts the impairment model for certain financial assets measured at amortized cost by requiring a current expected credit loss ("CECL") methodology to estimate expected credit losses over the entire life of the financial asset, recorded at inception or purchase. Under the accounting update, the Company has the ability to determine whether there are no expected credit losses in certain circumstances.

The Company considers factors such as historical experience, credit quality, age of balances and current and future economic conditions that may affect the Company's expectation of the collectability in determining the allowance for credit losses. The Company's expectation is that the credit risk associated with fees and other receivables is not significant until they are 90 days past due based on the contractual arrangement and expectation of collection in accordance with industry standards.

The Company did not identify any receivables as impacted by the above factors as of December 31, 2022. Accordingly, there is no allowance for credit losses as of December 31, 2022.

Note 2 - Significant accounting policies (concluded):

Stock-based compensation:

Under the Parent's PWH Membership Interest Option Plan (the "PWH Plan"), Company employees, directors and consultants may be granted options to purchase PWH Class B units. The options are only exercisable if there is a liquidity event, as defined. The options terminate based on the terms of the plan and each optionholder's option agreement, which is generally upon or subsequent to the termination of an optionholder's employment.

Income taxes:

The Company is a limited liability company and, as such, is treated as a partnership for income tax purposes. Accordingly, the income of the Company is taxable to its ultimate members based on their respective percentage ownerships of the Company. In addition, the Company is subject to New York City ("NYC") unincorporated business tax ("UBT"). The Company is included in the consolidated/combined federal and state and UBT income tax returns of its Parent. For accounting purposes, the UBT expense is pushed down to the Company as it is PWH's primary operating entity.

The Parent calculates deferred incomes taxes using a liability approach for financial accounting and reporting, which results in recognition of deferred tax assets and liabilities for the Parent to the extent such assets and liabilities arise, and accordingly, charges the Company for its share of deferred income tax expense.

The Parent's federal, state and NYC UBT income tax returns prior to fiscal year 2019 are closed and the Parent's management continually evaluates expiring statutes of limitations, audits, proposed settlements, changes in tax law and new authoritative rulings.

The Company recognizes interest and penalties associated with uncertain tax positions as part of the income tax provision and if applicable, includes accrued interest and penalties with the related tax liability in the statement of financial condition.

Note 3 - Due from customers:

Due from customers represents commissions receivable from institutional clients, other broker-dealers, and banks relating to the use of the Company's algorithmic trading services. Due from customers is stated at the amount that management expects to collect on the outstanding balances. At December 31, 2022 and 2021, the Company had receivables from customers in the amount of $2,322,286 and $2,215,422, respectively. The December 31, 2022 receivables are reflected as Due from customers in the statement of financial condition of which approximately 38% was from two customers.

NOTES TO STATEMENT OF FINANCIAL CONDITION

Note 3 - Due from customers (concluded):

The Company's management determines an allowance for doubtful accounts based on its assessment of the collectability of individual accounts. The Company considers factors such as historical experience, credit quality, age of balances and current economic conditions that may affect collectability in determining the allowance for doubtful accounts. Based on the review of the individual customer balances included in Due from customers as of December 31, 2022, the Company's management determined that an allowance for doubtful accounts is not necessary.

Note 4 - Fixed assets:

At December 31, 2022, fixed assets are comprised of:

	Acquisition Value	Accumulated Depreciation and Amortization	Net Book Value
Computer equipment	$3,910,234	$3,590,940	$319,294
Computer software	668,066	649,594	18,472
Furniture, fixtures and equipment	287,407	286,784	623
Leasehold improvements	1,417,263	1,158,063	259,200
Totals	$6,282,970	$5,685,381	$597,589

Note 5 - Capitalized software:

On January 1, 2022, the Company distributed certain software to PWH which was previously capitalized, but not yet amortized. The transfer was recorded at book value and resulted in a decrease in the Company's capitalized software in the amount of $6,060,354. At December 31, 2022, the Company had $24,258,982 of capitalized software, $2,186,933 of which was capitalized during the year ended December 31, 2022. Accumulated amortization of capitalized software as of December 31, 2022 was $16,443,298.

Capitalized software consists of an allocation of compensation costs incurred for certain employees for their services rendered during the application development stage of internally-developed software or to modify such software solely to meet the Company's internal needs. Compensation costs incurred in the preliminary project stage, as well as costs relating to training, data conversion and maintenance during the post-implementation/operation stage, are expensed as incurred.

Note 6 - Right-of-use assets:

As of December 31, 2022, the Company had two operating leases; one is an office lease and the other is an equipment lease. The office lease provides for increases to the amount of the monthly payment at pre-determined dates. The equipment lease provides for rental payments at a fixed amount.

Note 6 - Right-of-use assets (concluded):

As of December 31, 2022, the Company had right-of-use assets relating to operating leases in the amount of $1,693,584 and are included in Right-of-use assets in the statement of financial condition, and related lease liabilities in the amount of $2,115,560 are reflected as Lease liabilities in the statement of financial condition.

The Company uses the interest rate provided by the lessor in its operating leases, but if such rate is not provided by the lessor, the Company will use its incremental borrowing rate as the discount rate. The discount rate pertaining to the Company's office lease is 7.75%, and the discount rate pertaining to the Company's equipment lease is 6.3%.

Note 7 - Financial statements with off-balance sheet risk:

The Company maintains cash in bank deposit accounts, which usually exceeds federally insured limits. The Company has not experienced any losses in such accounts and believes it is not exposed to any significant credit risk on cash.

Note 8 - Net capital requirement:

The Company is subject to the SEC's Uniform Net Capital Rule 15c3-1(the "Rule"), which requires the maintenance of minimum regulatory net capital and further requires that the ratio of aggregate indebtedness to regulatory net capital, both as defined, shall not exceed 15:1. In addition, the Rule also provides that equity capital may not be withdrawn or cash distributions paid if the resulting net capital ratio would exceed 10:1.

The Company has elected the alternative net capital method permitted by Rule 15c3-1, which requires the Company to maintain a minimum net capital of $250,000, but eliminates the need to calculate aggregate indebtedness. At December 31, 2022, the Company had regulatory net capital of $5,150,049, which was $4,900,049 in excess of its required minimum regulatory net capital of $250,000.

Note 9 - Income taxes:

Deferred income taxes reflect the net tax effect of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the carrying amounts used for income tax purposes, as calculated by the Parent. The Parent follows ASC 740 "Income Taxes" in accounting for uncertain tax positions. ASC 740 includes financial accounting and reporting guidance for the effects of income taxes that result from an entity's activities during the current preceding years. The interpretation also provides guidance on recognition, de-recognition, classification, interest and penalties, accounting in interim periods, disclosure and transition.

Note 10 - Related party transactions:

The Company utilizes a consulting firm (the "Consultant") owned by one of PWH's directors to provide management and industry consulting services to the Company on an as-needed basis. As of December 31, 2022, the Company had accrued fees payable to the Consultant in the amount of $968, which is reflected in Due to Parent and affiliate in the statement of financial condition.

The Company has an equipment rental agreement with PWH whereby the Company rents computer equipment from PWH on a month-to-month basis. This equipment rental agreement is cancelable by either party upon thirty days' prior written notice.

As of December 31, 2022, the Company had a payable of $194,579 to the Parent related to the Company's share of the Parent's estimated 2022 UBT, deferred UBT, net of various fees for professional services on behalf the Parent, which is reflected in Due to Parent and affiliate in the statement of financial condition.

The Company has a services agreement and an expense sharing agreement with PFS, whereby the Company provides certain software development, technology services and administrative services to PFS for a fee, equal to its actual cost for such services plus ten percent. As of December 31, 2022, the Company had receivables from PFS and another affiliate, in the amount of $1,255,887 and $9, respectively, which are included in Due from affiliates in the statement of financial condition.

Effective January 1, 2022, the Company distributed certain software to PWH which was previously capitalized, but not yet amortized. The transfer was recorded at book value and resulted in a decrease in the Company's capitalized software in the amount of $6,060,354.

Note 11 - Commitments:

The Company is obligated under a non-cancelable lease agreement for its office space that expires on November 30, 2024. The lease has provisions for escalations based on specified increases in costs incurred by the landlord.

In 2022, the Company entered into an operating lease for equipment and maintenance, collateralized by the equipment, which expires on July 31, 2027.

NOTES TO STATEMENT OF FINANCIAL CONDITION

Note 11 - Commitments (concluded):

Minimum lease payments, exclusive of escalation charges, are as follows for years ending December 31:

	Office Lease	Equipment Lease	Total
2023	$ 756,787	$ 191,305	$ 948,092
2024	707,429	191,305	898,734
2025	-	191,305	191,305
2026	-	191,305	191,305
2027	-	111,593	111,593
Total	1,464,216	876,813	2,341,029
Less: imputed interest	(108,172)	(117,297)	(225,469)
Present value of minimum lease payments	$1,356,044	$ 759,516	$2,115,560

To encourage the Company to enter into the lease for its new office in 2013, the landlord provided the Company with lease incentives including rent abatements and a construction allowance of $744,820 to build out the office space to the Company's specifications.

As of December 31, 2022, the difference between cash paid to the landlord and the amount recognized as rent expense on a straight-line basis was $292,621 and is included in Lease liabilities in the statement of financial condition. As of December 31, 2022, the Company's lease incentive obligation, which is comprised of $744,820 in requisitions submitted to the landlord relating to the construction allowance, net of accumulated amortization, was $129,354 and is also included in Lease liabilities in the statement of financial condition.

At December 31, 2022, the Company has utilized a letter of credit in the amount of $195,952, which is collateralized by $197,854 in a bank savings account and reflected as Restricted cash on the statement of financial condition. This letter of credit is used as collateral for the lease for the Company's office space located in New York City. Pursuant to the lease agreement, the Company's letter of credit requirement shall remain unchanged through January 31, 2025.

Note 12 - Employee equity and benefit plans:

One employee of the Company participates in the PGI Option Plan (the "PGI Plan") sponsored by PGI that provides for the granting of unit options to purchase membership interests in PGI to certain employees, directors and consultants, at its discretion.

NOTES TO STATEMENT OF FINANCIAL CONDITION

Note 12 - Employee equity and benefit plans (concluded):

Certain employees of the Company participate in the PWH Plan, which provides for the granting of unit options to purchase membership interests in PWH to certain employees, directors and consultants, at its discretion. The PWH Plan also permits the Company to offer its employees, directors and consultants the opportunity to purchase Class B units at a discount to the Class A book value.

The Company participates in a defined contribution plan (the "PEO Plan") through a professional employer organization under which the Company outsources payroll, benefits and human resources administration for the benefit of the Company's employees.

Note 13 - Subsequent events:

The Company has evaluated subsequent events through February 27, 2023, which is the date of the financial statements were issued.

On February 15, 2023, the Company paid discretionary compensation to its employees, and related benefits, in the amount of $2,679,462, which was accrued and reflected as an allowable credit in the Company's computation of regulatory net capital as of December 31, 2022, and on February 23, 2023, the Company distributed $1,100,000 of its accumulated profits to the Parent. The Company also collected its December 31, 2022 Due from affiliates balance of $1,255,896. Accordingly, the Company's regulatory excess net capital was reduced by the net amount of these transactions. The Company's excess net capital as of the close of business on February 23, 2023 was approximately $1,800,000, which far exceeds the Company's current operating needs.